

Mail Stop 3720

January 28, 2016

Avanti Kanthaliya
Chief Financial Officer
Videocon d2h Limited
1st Floor, Techweb Centre
New Link Road
Oshiwara Jogeshwari (West)
Mumbai 400 102 Maharashtra, India

> **Re:** **Videocon d2h Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2015**
> **Filed July 28, 2015**
> **File No. 1-36901**

Dear Mr. Kanthaliya:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Fiscal year 2015 compared to fiscal year 2014, page 38

Operating Expenses, page 38

1.   We note your statement that there was a, "decrease in installation and service expenses to Rs.938.36 million for the fiscal year 2015 from Rs.1,028.68 million for the fiscal year 2014, primarily as a result of *increased* installation expenses." Please confirm whether the word, "increased" is a typographical error. Also, explain why installation and service expenses decreased when revenue and the number of subscribers increased.

F. Tabular Disclosure of Contractual Obligations, page 47

2.   We note that your total "Long-term borrowings - reclassified under current financial liabilities" equals Rs 25,908.25 million, while the amount due in "less than one year" equals Rs 29,508.25 million. Please revise to include the correct total. Also, please confirm whether future interest is included in the item and in the total.

Independent Auditor's Report, page F-2

3.   We note your independent auditor's report issued on May 27, 2015 only opines on the financial statements for the year ended March 31, 2015; however, it appears that your auditor has audited the financial statements for the years ended March 31, 2014 and 2013 as well. Please ask your auditor to revise the audit report to refer to each period for which audited financial statements are required, that is, for the three year period ended March 31, 2015.

14 Taxation, page F-22

4. Please disclose a reconciliation of the applicable tax rate in accordance with paragraph 81(c) of IAS 12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountant, Inessa Kessman at 202-551-3371 or Assistant Chief Accountant, Ivette Leon at 202-551-3351, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications